UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One):

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to ____________

Commission file number 1-16095

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Aetna Affiliate 401(k) Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Aetna Inc.
151 Farmington Avenue
Hartford, Connecticut 06156

REQUIRED INFORMATION

1.	Financial Statements and Schedules (and Notes thereto)
2.	Consent of Independent Registered Public Accounting Firm to Incorporation By Reference (attached)

SIGNATURES

Aetna Affiliate 401(k) Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Aetna Affiliate 401(k) Plan

Date: June 30, 2014	By:	/s/ Deanna Fidler
Name: Deanna Fidler
Tittle: Executive Vice President, Human Resources

AETNA AFFILIATE 401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2013
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Statement of Net Assets Available for Benefits as of December 31, 2013	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 2013	3

Notes to Financial Statements	4-14

Schedule H, line 4i - Schedule of Assets (Held at End of Year)	15

Note:	The following schedules are required by Section 103 of the Employee Retirement Income Security Act of 1974, but have not been included as they are not applicable:

•	Schedule of Investment Assets (Both Acquired and Disposed of Within the Plan Year)

•	Schedule of Reportable Transactions

•	Nonexempt Transactions

•	Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible

•	Schedule of Leases in Default or Classified as Uncollectible

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Aetna Affiliate 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of Aetna Affiliate 401(k) Plan (the Plan) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Hartford, Connecticut
June 30, 2014

AETNA AFFILIATE 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2013

2013
Assets:
Investments at fair value:
Plan interest in Aetna 401(k) Master Trust (note 3)	$67,338,799
Total investments	67,338,799
Participant loans	1,518,337
Receivables:
Employer contributions	110,503
Employee contributions	178,826
Total receivables	289,329
Total assets	69,146,465
Liabilities:
Accrued expenses	—
Total liabilities	—
Net assets reflecting all investments at fair value	69,146,465
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(133,567)
Net assets available for benefits	$69,012,898

See accompanying notes to the financial statements.

AETNA AFFILIATE 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2013

Additions to assets attributed to
Investment income:
Income from investment in Aetna 401(k) Master Trust (note 3)	$7,302,424
Interest income from participant loans	36,797
Contributions:
Participant	6,579,253
Employer	2,084,653
Total contributions	8,663,906
Total additions	16,003,127
Deductions:
Benefits paid to participants	3,986,338
Administrative expenses	8,427
Total deductions	3,994,765
Net increase	12,008,362
Transfer from other plans (note 11)	57,004,536
Net assets available for benefits:
Beginning of year	—
End of year	$69,012,898

See accompanying notes to the financial statements.

AETNA AFFILIATE 401(k) PLAN
Notes to Financial Statements
December 31, 2013

(1)	Description of Plan

The following description of the Aetna Affiliate 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

(a)	General

In June 2011, Aetna Inc. (the Company) acquired Prodigy Health Group, Inc. (Prodigy), a third-party administrator of self-funded health care plans. Effective January 1, 2013, Aetna Affiliate 401(k) Plan, a participant-directed defined contribution plan, was established as a voluntary savings plan that provides retirement income to eligible employees who are U.S. employees employed by Prodigy. Employees of Prodigy are immediately eligible for plan participation upon the employee’s employment commencement date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Administration

The Plan has multiple investment options for eligible employees. The Plan’s recordkeeper is ING Institutional Plan Services, LLC (ING IPS). The trustee of the Plan is State Street Bank and Trust Company (State Street). Effective January 1, 2013, the Company entered into a master trust agreement with State Street and established the Aetna 401(k) Master Trust (Master Trust). Collectively, the Master Trust serves as the funding vehicle for the Aetna 401(k) Plan and the Aetna Affiliate 401(k) Plan. Each participating retirement plan has a divided interest in the individual assets of the Master Trust based upon participant direction.

(c)	Contributions

Eligible Automatic Contribution Arrangement
Under the eligible automatic contribution arrangement in the Plan, all eligible employees of Prodigy, who were not currently in the Plan and who have not made an election not to enroll in the Plan, are automatically enrolled into the Plan. In addition, new and rehired employees will be automatically enrolled within ten days of their hire date. All employees will be automatically enrolled in the Plan at a 3% pre-tax contribution rate unless the employee chooses a different rate or opts out of participation. Auto-enrolled participants will have the automatic rate escalator feature enabled, which will automatically increase the pre-tax contribution rate by 1% each year to a maximum of 6% of eligible pay. To the extent that no investment election is made, contributions will be invested in the Target Retirement Fund that most closely matches the participant’s Social Security full retirement age. Participants may choose to change their contribution rate or reallocate their contributions among other investment funds available in the Plan.
Participant Contributions
Nonhighly compensated employees may elect to contribute 1% to 40% of their eligible pay on a pre-tax basis and/or on an after-tax basis as a Roth 401(k) contribution. Participants may also contribute 1% to 5% of their eligible pay on an after-tax basis as a traditional (non Roth account) after-tax contribution.

AETNA AFFILIATE 401(k) PLAN
Notes to Financial Statements
December 31, 2013

Highly compensated employees1 may elect to contribute 1% to 20% of their eligible pay on a pre-tax basis and/or on an after-tax basis as a Roth 401(k) contribution, but are not allowed to make traditional after-tax contributions.
Eligible participants may contribute both pre-tax and Roth 401(k) contributions up to a combined maximum of $17,500 in 2013 in accordance with the Internal Revenue Code (IRC) qualified retirement plan limits.
Employees age 50 and older are allowed to make an additional pre-tax contribution or Roth 401(k) contribution, or both, to the Plan over and above the IRS plan limits. The maximum amount allowed for catch-up contributions was $5,500 for tax year ended December 31, 2013.
Lastly, participants may contribute amounts representing eligible rollover distributions from eligible retirement plans. These rollover amounts are considered to be participant contributions.
Employer Contributions
Participants are immediately eligible to receive a 50% employer company match contribution on the first 6% of eligible pay contributed to the Plan on a pre-tax and/or Roth 401(k) basis. The matching contributions are made in cash and invested according to each participant’s investment elections.
Participant pre-tax contributions and employer contributions, and earnings thereon, are not taxed until withdrawal. Contributions are funded after each bi-weekly payroll cycle.

(d)	Participant Investment Elections

Participants may direct their investment contributions and employer contributions among twenty investment options offered by the Plan. The twenty investment options currently offered include seven investment funds, ten target retirement funds, Stable Value Option (SVO), Aetna Common Stock Fund, and a self-directed account. Participants are allowed to change their investment options subject to certain restrictions. For example, certain investment funds are subject to a 30-day transfer restriction, which prevents a participant from transferring assets back into the same fund that assets were recently sold from for a period of 30 days. In addition, participant elections to invest in the Aetna Common Stock Fund are limited to no more than 20% of the participant’s account balance.

(e)	Participant Accounts

On a bi-weekly basis, each contributing participant’s account is credited with the participant’s contribution and the Company match. Earnings on investments are allocated based on account balances and are credited daily. Investment fund earnings are net of expenses.

(f)	Vesting

Participants are vested in their deferral contributions plus actual earnings thereon. Participants are also immediately vested in the Company’s matching contributions and earnings on those contributions.

____________________________________
1 Employees whose prior-year eligible compensation exceeded $115,000 for plan year 2013.

AETNA AFFILIATE 401(k) PLAN
Notes to Financial Statements
December 31, 2013

(g)	Participant Loans

Participants may borrow from their plan account the lesser of $50,000 or 50% of the current value of their vested account balances. Loans bear interest at prime plus 1% at the time granted. A $50 per loan origination fee is charged to participants upon withdrawal. The amounts held for loans receivable are stated at amortized cost. As of December 31, 2013 interest rates on loans outstanding range from 3.25% to 7.25%.

(h)	Payment of Benefits

On termination of service, a participant with a vested account greater than $5,000 may elect to take a lump sum distribution or roll over their account balance to another qualified plan or Individual Retirement Account (IRA), or may defer payment to a later date. Participants with a vested interest of $5,000 or less may elect to take a lump sum distribution or roll over their account balance to another qualified plan or IRA. Participants who do not make an election with balances ranging from $1,000 to $5,000 will automatically have their balances rolled over to a traditional/Roth IRA.

(i)	Participant Forfeitures

Forfeitures that occur may vary from year to year depending upon various plan activities such as forfeited accounts transferred to the Plan from acquired companies, and vesting rules regarding former performance-based match programs. If a participant terminates employment without being fully vested, any unvested Company contributions (and earnings thereon) will be forfeited in accordance with the Plan’s terms. For the year ended December 31, 2013 forfeited nonvested accounts totaled approximately $1,725. These forfeitures were or will be used to reduce future employer contributions or to offset plan expenses. In 2013, forfeited nonvested accounts offset employer contributions by $36,720. Forfeitures are invested in the SVO fund (for additional information refer to note 5).

(j)	Employee Stock Ownership Plan

The portion of the Plan invested in the Aetna Common Stock Fund is designated as an employee stock ownership plan (ESOP). Under the ESOP, a participant can elect to receive, in cash, dividends that are paid on stock in the Aetna Common Stock Fund.

(2)	Summary of Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). The Company has evaluated subsequent events from the balance sheet date through the date the financial statements were issued and determined there were no other items to disclose.
Investment contracts are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the

AETNA AFFILIATE 401(k) PLAN
Notes to Financial Statements
December 31, 2013

adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.

(b)	Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Accordingly, actual results may differ from reported results using those estimates.

(c)	Investment Valuation and Income Recognition

Plan assets are held in the Master Trust, which is maintained by State Street, the trustee. The Master Trust investments are stated at fair value which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Master Trust investments, investment returns, and plan expenses are allocated to participating plans based on the underlying equity of each plan in each investment fund administered through the Master Trust. All allocations are participant-directed.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments represents both realized and unrealized gains and losses. Refer to note 4, Fair Value Measurements, for further information related to the valuation of Master Trust investments.

(d)	Plan Expenses

Investment management and advisory fees are deducted from fund earnings. Administrative expenses relating to plan administration, trustee, accounting and legal fees are charged based on a percentage of the Plan’s assets and allocated to each of the investment options.

(e)	Payment of Benefits

Benefits are recorded when paid. Benefit amounts due to participants are not reflected as liabilities but as a component of net assets available for benefits.

(f)	Recent Accounting Pronouncement

In July 2013, the FASB issued ASU 2013-09, Fair Value Measurement (Topic 820): Deferral of the Effective Date of Certain Disclosures for Nonpublic Employee Benefit Plans in Update No. 2011-04. This ASU defers indefinitely the effective date of certain disclosures that would have been required under ASU 2011-04, Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. Specifically, ASU 2013-09 defers indefinitely the effective date of disclosures of quantitative information about the significant unobservable inputs used in Level 3 fair value measurements for investments held by a nonpublic employee benefit plan in its plan sponsor’s own nonpublic entity equity securities, including equity securities of its plan sponsor’s nonpublic affiliated entities. ASU 2013-09 does not

AETNA AFFILIATE 401(k) PLAN
Notes to Financial Statements
December 31, 2013

defer the effective date for quantitative disclosures for other nonpublic entity equity securities held in the nonpublic employee benefit plan or for the qualitative disclosures that ASU 2011-04 requires. ASU 2013-09 is effective upon issuance for financial statements that have not been issued. The Plan’s management believes the adoption of ASU 2013-09 does not have material impact on its financial statements.

(3)	Investments in Master Trust

The Plan’s proportionate interest in the investments held by the trustee is approximately 1% at December 31, 2013. The following is financial information with respect to the Master Trust (excluding participant loans):

2013
Investments, at fair value:
Common/collective trusts	$2,749,150,317
Stable value option (note 5)	1,737,383,125
Employer common stock fund	510,183,600
Money market funds and self-directed accounts	27,340,168
Net payables	(66,192)
Net investments available for plan benefits in the Master Trust	5,023,991,018
Plan interest in Aetna 401(k) Master Trust	67,338,799
The following table presents investments, at fair value, which represent 5% or more of the Master Trust net assets at December 31, 2013:

Stable Value Option (note 5)	$1,737,383,125
SSgA S&P 500 Index SL Series Fund	933,693,376
Aetna Inc. Common Stock Fund	510,183,600
SSgA International Index SL Series Fund	336,963,562
SSgA S&P MidCap Index NL Series Fund	333,155,781
SSgA Russell Small Cap Index SL Series Fund	256,440,130

AETNA AFFILIATE 401(k) PLAN
Notes to Financial Statements
December 31, 2013

During 2013, the investments held by the trustee (including investments bought, sold, as well as held during the year) appreciated in value as follows:

2013

Net appreciation of investments:
Common/collective trusts	$515,817,752
Stable Value Option (note 5)	36,526,276
Aetna Inc. Common Stock Fund	173,321,119
Money market funds and self-directed accounts	3,464,553
Total appreciation of investments	729,129,700

Interest	1,284
Dividends	6,234,926
Other income(loss)	(102,816)
Investment income	$735,263,094

Income from investment in Aetna 401(k) Master Trust	$7,302,424

(4)	Fair Value Measurements

The Plan has adopted the guidance in ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. The fair values of the Plan’s financial assets are based on valuations that include inputs that can be classified within one of three levels of a hierarchy established by GAAP. The following are the levels of the hierarchy and a brief description of the type of valuation information (inputs) that qualifies a financial asset or liability for each level:

•	Level 1 - Unadjusted quoted prices for identical assets in active markets.

•
Level 2 - Inputs other than Level 1 that are based on observable market data. These include: quoted prices for similar assets in active markets, quoted prices for identical assets in inactive markets, inputs that are observable that are not prices (such as interest rates, and credit risks) and inputs that are derived from or corroborated by observable markets.

•	Level 3 - Developed from unobservable data, reflecting management’s own assumptions.

When quoted prices in active markets for identical assets are available, management uses these quoted market prices to determine the fair value of financial assets and classifies these assets as Level 1. In other cases where a quoted market price for identical assets in an active market is either not available or not observable, management estimates fair values using valuation methodologies based on available and observable market information. These financial assets would then be classified as Level 2. If quoted market prices are not available, management determines fair value using an analysis of each investment’s financial

AETNA AFFILIATE 401(k) PLAN
Notes to Financial Statements
December 31, 2013

performance. In these instances, financial assets may be classified in Level 3 even though there may be some significant inputs that may be observable.
The following is a description of the valuation methodologies used for the investments measured at fair value:
Common/Collective Trusts - Common/collective trusts invest in other collective investment funds otherwise known as the underlying funds. The Plan’s interest in the common/collective trust funds are based on the fair values of the underlying investments of the underlying funds. The underlying assets consist of U.S. Treasury, agency, corporate, mortgage-backed, commercial mortgage-backed and asset-backed securities, U.S. and international stocks, bonds and cash and cash equivalents. Investments in collective trust funds are valued at their respective net asset value (NAV) per share/unit on the valuation date. The NAV, as provided by the trustee, issued as a practical expedient to estimate fair value.
Stable Value Option - Investments in insurance contracts are valued based on the fair value of the underlying assets plus the total wrap rebid value. Refer to note 5 for additional information related to the insurance contracts.
Money Market Funds - Investments in money market funds are stated at fair value, which approximates amortized cost because the underlying investments are comprised of short-term, highly liquid investments.
Employer Common Stock Fund and Participant Self-Directed Accounts - Units in the Aetna Common Stock Fund are presented at fair value plus value of cash. Quoted market prices are used to value investments in Aetna common stock and investments in the participant self-directed accounts.
Investments in all common/collective trust funds and SVO can be redeemed at the current net asset value based on the fair value of the underlying assets. There are no withdrawal limits, redemption frequency limits or redemption notice periods. There were no unfunded commitments for these investments as of December 31, 2013.
The Master Trust investments with changes in fair value that are measured on a recurring basis at December 31, 2013 are as follows:

	2013
	Level 1	Level 2	Level 3	Total
Assets:
Common/collective trusts	$—	2,749,150,317	—	2,749,150,317
Stable value option	—	1,737,383,125	—	1,737,383,125
Money market funds	—	2,935,658	—	2,935,658
Self-directed accounts	24,404,510	—	—	24,404,510
Employer common stock fund	510,183,600	—	—	510,183,600
Total	$534,588,110	4,489,469,100	—	5,024,057,210

AETNA AFFILIATE 401(k) PLAN
Notes to Financial Statements
December 31, 2013

At December 31, 2013, the Plan did not carry any Level 3 financial assets. There were no transfers between levels 1 and 2 during the year ended December 31, 2013. Additionally, there were no transfers into or out of level 3 during the year ended December 31, 2013.

(5)	Stable Value Option (SVO)

SVO holds investments in fully benefit-responsive investment contracts. The SVO is comprised of eight synthetic guaranteed investment contracts (Synthetic GICs) that provide stable value guarantees and a cash and cash equivalent account, which collectively are managed by Invesco Advisers, Inc. (INVESCO). The Synthetic GICs are supported by investment portfolios holding a diversified mix of high quality, publicly traded, fixed income securities. As of December 31, 2013, the investment sub-advisors responsible for managing these investments with INVESCO were Blackrock Financial Management, Inc., ING Investment Management, Jennison Associates, PIMCO, Goldman Sachs and New York Life. The interest rates generated by these Synthetic GICs and the cash and cash equivalent account were blended together to determine the following quarterly SVO rate credited to participant accounts:

SVO credited interest rates
2013
January – March	2.30%
April – June	2.25%
July – September	2.15%
October - December	1.95%

SVO average yields
2013
Based on actual earnings	1.50%
Based on interest rate credited to participants	2.00%

The SVO is presented at fair value on the Statements of Net Assets Available for Benefits (with an adjustment from fair value to contract value) and on Schedule I. The fair value of the Synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value. The fair value of the cash and cash equivalent account equals the contract value.
The SVO contract value represents the participant’s principal balance plus accrued interest. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.
Certain events limit the ability of the Plan to transact at contract value with the investment advisors. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or

AETNA AFFILIATE 401(k) PLAN
Notes to Financial Statements
December 31, 2013

(iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
The Synthetic GICs do not permit the investment advisors to terminate the agreement prior to the scheduled maturity date.
The following tables present the fair value, adjustment to contract value and issuer rating for all Synthetic GICs held in the Master Trust at December 31, 2013:

2013
		Investments	Wrapper	Adjustment
	Issuer	at fair	contracts at	to contract
Contract issuer and contract number	rating	value	fair value	value
ING Life & Annuity Contract 60363-A	A-/A3	$91,607,831	—	(4,086,100)
ING Life & Annuity Contract 60363-B	A-/A3	12,192,090	—	(214,308)
ING Life & Annuity Contract 60363-C	A-/A3	251,764,653	—	(8,872,686)
ING Life & Annuity Contract 60363-D	A-/A3	194,471,442	—	(3,003,270)
Monumental Life Insurance Contract
MDA-00728TR	AA-/A1	350,936,206	321,145	(5,920,209)
New York Life Contract GA-29016	AA+/Aaa	259,527,519	—	(4,114,227)
Prudential Insurance Company
Contract GA-62273	AA-/A1	271,516,330	—	(8,418,116)
Pacific Life Insurance G-27330.01.001	A+/A1	264,030,537	—	(10,228,848)
SSGA Prime Fund	NR/NR	41,015,372	—	—
Total		$1,737,061,980	321,145	(44,857,764)

(6)	Plan Termination

Although it has expressed no intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the Company shall make no further contributions. The Plan’s trust shall be continued, however, as long as the trustee deems it to be necessary for the effective discharge of any remaining duties of the Plan. Participants will receive their account value (at fair market value) after allocation of interest, dividends, gains, losses and expenses.

(7)	Tax Status

The Internal Revenue Service has determined and informed the plan prototype sponsor of Prodigy Health Group, Inc. 401(k) Plan (Prodigy Plan) by a letter dated May 11, 2009, that the prototype in use is designed in accordance with applicable sections of the IRC. The determination letter application for the Plan has been filed on January 30, 2014. The plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and the related trust is tax-exempt.

AETNA AFFILIATE 401(k) PLAN
Notes to Financial Statements
December 31, 2013

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(8)	Related-Party Transactions

Certain investments in the Master Trust are managed by State Street Global Advisors (SSgA), a division of State Street. State Street is the Plan Trustee as defined by the Plan and, therefore, these investments constitute party-in-interest transactions.
The Master Trust invests in the Aetna Common Stock Fund, which consists primarily of the Plan Sponsor’s own common stock, and therefore, the Master Trust’s investments in the Aetna Common Stock Fund constitute party-in-interest transactions.
The Master Trust’s SVO includes four ING Life & Annuity Company insurance contracts. ING IPS is the plan recordkeeper. Both entities are owned by ING and, therefore, these transactions constitute party-in-interest transactions.
Fees paid during the plan year for legal, accounting, and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

(9)	Employer Contribution Receivable

At December 31, 2013, a contribution receivable of $54,793 was recorded to accrue for year-end employer matching contributions for certain employees whose pre-tax deferrals had not been made proportionately over the course of the year.
Accrued employer matching contributions for the days remaining after the last pay cycle of the year totaled $55,710 at December 31, 2013.

(10)	Employee Contribution Receivable

Accrued participant contributions for the days remaining after the last pay cycle of the year totaled $178,826 at December 31, 2013.

(11)	Plan Mergers

The Company acquired Prodigy Health Group, Inc. in June 2011. As a result, in April 2013, Prodigy Health Group, Inc. 401(k) Plan was merged into the Aetna Affiliate 401(k) Plan, transferring all of its assets, totaling approximately $57,004,536.

AETNA AFFILIATE 401(k) PLAN
Notes to Financial Statements
December 31, 2013

(12)	Reconciliation of Financial Statements to Form 5500

The following are reconciliations of amounts reported in the financial statements to amounts reported on Form 5500, Schedule H as of December 31, 2013:

2013
Net assets available for benefits per the financial statements	$69,012,898
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	133,567
Net assets available for benefits per Form 5500	$69,146,465
Increase in net assets available for benefits per the
financial statements, excluding transfers in	$12,008,362
Net change on adjustment from contract value to fair
value for fully benefit-responsive investment contracts	133,567
Net income per Form 5500	$12,141,929

Amounts allocated to withdrawing participants are recorded as a liability on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date. Also, investments are recorded at fair value on the Form 5500 and at fair value (with an adjustment from fair value to contract value) on the accompanying financial statements.

(13)	Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

AETNA AFFILIATE 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013
EIN: 23-2229683 Plan# 005

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of investment	Cost**	Current value
*	State Street Bank and Trust Company	Investment in Aetna 401(k) Master Trust	—	67,338,799

*	Participant Loan Fund	Participant loans; various maturities
		Interest rates: 3.25% – 7.25%	—	1,518,337
			—	68,857,136

*	Party in interest
**	Historical cost is not required as all investments are participant-directed.

See accompanying report of independent registered public accounting firm.